EXHIBIT 99.1
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS OF
PMFG, INC. FOR THE YEAR ENDED JUNE 30, 2008
     On April 30, 2008, the Company completed its acquisition of Nitram Energy, Inc. for $63.1 million in cash, including transaction costs.
     The following unaudited pro forma condensed combined statement of operations of the Company for the year ended June 30, 2008 gives effect to the Nitram acquisition as if the acquisition had been completed on July 1, 2007. The following unaudited pro forma financial information is based on the historical financial statements of the Company and Nitram.
     The Nitram acquisition is being accounted for under Financial Accounting Standards Board (FASB) Statement No. 141, “Business Combinations.” The application of purchase accounting under Statement No. 141 requires the total purchase price in the Nitram acquisition be allocated to the fair value of the assets acquired and liabilities assumed in the acquisition based on their fair value on the acquisition date, with amounts exceeding the fair value being recorded as goodwill. The Company’s audited consolidated balance sheet as of June 30, 2008 included in Item 8 of the Company’s Annual Report on Form 10-K for the year ended June 30, 2008 (the “2008 Form 10-K”) includes the Company’s preliminary allocation of the purchase price. The Company is in the process of determining values of certain of the tangible and intangible assets acquired in the Nitram acquisition. Thus, the allocation of the purchase price to the assets acquired and liabilities assumed in the Nitram acquisition is subject to change. The preliminary purchase price allocation is based upon management’s best estimates of the relative fair value of the identifiable assets acquired and liabilities assumed in the acquisition. The following unaudited pro forma financial information includes adjustments to reflect amortization and depreciation expenses, and related income tax benefits, resulting from the allocation of the purchase price as if the acquisition had been completed on July 1, 2007. For additional information about our allocation of the purchase price, see Note D to our audited consolidated financial statements included in Item 8 of the 2008 Form 10-K.
     The following unaudited pro forma financial information is presented for informational purposes only and does not purport to represent what the Company’s results of operations would have been had the Nitram acquisition occurred on July 1, 2007, nor does the information purport to project the Company’s results of operations for any future period. All pro forma adjustments are based on preliminary estimates, available information and certain assumptions that the Company believes are reasonable and that are subject to revision upon finalization of the purchase accounting for the acquisition.
     The following unaudited pro forma financial information should be read in conjunction with the Company’s historical audited consolidated financial statements as of June 30, 2008 and for the year then ended, which are included in Item 8 of the Company’s 2008 Form 10-K.

PMFG, Inc. and Subsidiaries
Unaudited Pro Forma Condensed Combined Statement of Operations
For the Twelve Months Ended June 30, 2008
(Amounts in thousands)

	Twelve months ended June 30, 2008		Proforma		Proforma
	PMFG (1)	Nitram	Adjustments	Notes	Combined

Revenues	$125,789	$68,682	$—		$194,471
Cost of goods sold	85,068	45,943	11,095	(2)	142,106

Gross profit	40,721	22,739	(11,095)		52,365

Operating expenses	26,882	14,023	962	(3)	41,867

Operating Income	13,839	8,716	(12,057)		10,498

Other income (expense)
Royalties & Fees	—	1,047	—		1,047
Interest income (expense)	60	26	(6,362)	(4)	(6,276)
Foreign exchange gain	480	—	—		480
Other income (expense)	2	367	—		369

	542	1,440	(6,362)		(4,380)

Earning (loss) before income taxes	14,381	10,156	(18,419)		6,118

Income tax benefit (expense)	(4,786)	(3,616)	6,130	(5)	(2,272)

Net earnings (loss)	$9,595	$6,540	$(12,289)		$3,846

(1)	The results of operations for PMFG for the year ended June 30, 2008 do not include the results of operations of Nitram from the date of acquisition, which was April 30, 2008, through June 30, 2008.

(2)	To record $6,489 of amortization of the fair value of Nitram’s identified intangible assets and $4,606 amortization of the fair value write-up of inventory.

(3)	To record $1,312 of amortization of the fair value of Nitram’s identified intangible assets, $225 of depreciation expense related to the fair value of Nitram’s property, plant and equipment, and $575 reduction of selling costs associated with the disposal of inventory.

(4)	To record $763 of amortization of deferred financing charges and $5,599 of interest expense related to the $60,000 of indebtedness that we incurred in connection with the Nitram acquisition.

(5)	To record $6,130 of income tax benefits realized in connection with the Nitram acquisition, primarily related to the income tax effects of purchase accounting adjustments.